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                                                                    NEWS RELEASE



                  AK STEEL COMPLETES CHANGE OF CONTROL OFFERS
                             FOR FORMER ARMCO NOTES



MIDDLETOWN, OH, December 8, 1999 -- AK Steel (NYSE: AKS)today announced that it has completed its change of control repurchase offers for two series of senior notes, totaling $225 million, originally issued by Armco Inc.

   The principal amount of senior notes tendered under the offers totaled $74 million, thus reducing AK Steel's long-term debt by that amount. Utilizing existing corporate cash, AK Steel purchased the notes at a price of 101% of their principal amount plus accrued interest.

   AK Steel produces flat-rolled carbon, stainless and electrical steel products for automotive, appliance, construction and manufacturing markets, as well as standard pipe and tubular steel products. AK Steel is headquartered in Middletown, Ohio. It employs about 11,500 men and women in plants and offices in Middletown, Coshocton, Dover, Mansfield, Warren and Zanesville, Ohio; Ashland, Kentucky; Rockport, Indiana; and Butler, Sharon and Wheatland, Pennsylvania. AK Steel also produces snow and ice control products, and operates a major industrial park on the Houston, Texas ship channel.